Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

July 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Wesco Aircraft Holdings, Inc.
Registration Statement on Form S-1
Filed on April 8, 2011
Registration File No. 333-173381

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Wesco Aircraft Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on July 27, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 14, 2011:

(i)	Dates of Distribution: July 15, 2011 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 11
(iii)	Number of prospectuses furnished to investors: approximately 12,300
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 295

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

Barclays Capital Inc. and Morgan Stanley & Co. LLC

Acting severally on behalf of themselves and the several underwriters

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	Morgan Stanley & Co. LLC

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]